

Charles Sayasith · 3rd

Lead Account Partner & AI Leader

Orange County, California, United States · 500+ connections ·

[Contact info](#)

 **IBM**

 **Northwestern University Kellogg School of...**

Experience



IBM
5 yrs 4 mos

 **Lead Account Partner & AI Leader**
Full-time
Mar 2020 – Present · 1 yr
Orange County, California, United States

 **AI/Cognitive & Advanced Analytics Leader - Associate Partner**
Nov 2015 – Present · 5 yrs 4 mos

IBM Global Business Services

 **Chief Technology Officer & Managing Director**
BeyondCurious
Jan 2018 – Aug 2018 · 8 mos
Greater Los Angeles Area

Digital Strategy & Transformation start-up helping organization leverage advanced technologies to improve growth, profitability and market positioning.



Senior Manager, Strategy & Transformation Practice
Accenture

2009 – 2015 · 6 yrs

Business and IT Strategy & Transformation Leader



Director of Technology
Apptix

Jul 2001 – Jun 2009 · 8 yrs

Responsible for software development and engineering, data center operations, and customer call center.

Education



Northwestern University - Kellogg School of Management
Master of Business Administration (M.B.A.), Management & Strategy, Finance, Marketing, and Entrepreneurship

2006 – 2009



The American University of Paris
Bachelor of Science, Computer Science

1988 – 1991

ESME Sudria
Engineering degree in Computer Science, Computer Science

Skills & endorsements

Strategy · 34

 Endorsed by **Sainath N. and 5 others who are highly skilled at this**

 Endorsed by **4 of Charles' colleagues at IBM**

IT Strategy · 29

 Endorsed by **Raj Kumar and 1 other who is highly skilled at this**

 Endorsed by **3 of Charles' colleagues at IBM**

Program Management · 24

 Endorsed by **Raj Kumar and 1 other who is highly skilled at this**

 Endorsed by **2 of Charles' colleagues at IBM**

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Recommendations

Received (0)   **Given (3)**

Tony Saldana
Sales Manager at Berman Infiniti of Chicago

April 25, 2013, Charles was a client of Tony's

Tony is one of the most effective, productive and reliable Sales Manager that I know, regardless of the industry. I had the opportunity to meet Tony when I purchased my first Infiniti and the experience I had was exceptional. Beyond his ability to sell, he has great listening skills and knows how to adapt... **See more**

Lara Ireland
Seasoned Sourcing Recruiter at SpotOn Transact, Inc. (SpotOn) We are hiring sales people with great earning potential using a great technology platform!

January 6, 2012, Lara worked with Charles in the same group

Lara is a subject matter expert as it relates to managing demand/supply of resources and is also a result oriented person who really takes ownership of her work in order to achieve the required goals. Also, she is courteous and it was a great pleasure to work with Lara and have her as part of o... **See more**

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